Divakar Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

June 17, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tracey McKoy

Ms. Kate Tillan

Mr. Tim Buchmiller

Ms. Celeste Murphy

Re:	Repare Therapeutics Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 15, 2020

File No. 333-238822

Ladies and Gentlemen:

On behalf of our client, Repare Therapeutics Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 15, 2020 (the “Comment Letter”), to the above referenced Amendment No. 1 to Registration Statement on Form S-1. The Company is concurrently publicly filing Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which reflects changes made in response to the comment set forth in the Comment Letter (the “Comment”) and certain other changes.

Set forth below are the Company’s responses to the Comment. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Form S-1 filed June 15, 2020

Exhibits

1.

We note that your forum selection provision in your by-law identifies the Province of Québec and appellate courts therefrom as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section

June 17, 2020

22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 76-77 and 189 of Amendment No. 2.

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June 17, 2020

Please direct any questions or further comments concerning Amendment No. 2 or this response letter to either the undersigned at +1 212 479 6474 or Courtney Thorne of Cooley LLP at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Lloyd M. Segal, Repare Therapeutics Inc.

Steve Forte, Repare Therapeutics Inc.

Marc A. Recht, Cooley LLP

Ryan S. Sansom, Cooley LLP

Courtney T. Thorne, Cooley LLP

Mitchell S. Bloom, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP